EXHIBIT 99.1

Hut 8 executes Support Agreement with Macquarie

TORONTO, Aug. 11, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT), ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, today announced it has entered into a transaction support agreement (the "Support Agreement") with Macquarie Equipment Finance Ltd. ("Macquarie") a subsidiary of Macquarie Group Limited, a global financial services group, in support of an opportunity to potentially acquire certain assets of Validus Power Corp. ("Validus") and Validus' subsidiaries (collectively, the "Validus Entities"). Validus was previously a supplier of energy to the Company's mining facility in North Bay, Ontario. Macquarie is a secured creditor of the Validus Entities under an existing secured lease and participation agreement.

Pursuant to an order of the Ontario Superior Court of Justice (Commercial List) (the "Court") issued on August 10, 2023, on application by Macquarie, KSV Restructuring Inc. ("KSV"), a licensed insolvency trustee with extensive experience in receivership mandates, has been appointed as receiver of the property, assets, and undertakings of the Validus Entities (KSV in such capacity, the "Receiver").

Subject to the satisfaction of certain conditions, under the terms of the Support Agreement, a stalking horse bid (the "Stalking Horse Bid") is to be submitted to the Receiver in support of a proposed sale and investment solicitation process to be carried out in respect of the Validus Entities.

A Stalking Horse Bid, if ultimately successful, is expected to result in the full and final resolution of all litigation claims and counterclaims currently pending between Hut 8 and certain Validus Entities. Further details in respect of any Stalking Horse Bid will be provided if and as conditions warrant and subject to, among other things, the acceptance of a Stalking Horse Bid by the Receiver and approval of the Court.

About Hut 8

Through innovation, imagination, and passion, Hut 8's seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8's infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. Follow us on X (formerly known as Twitter) at @Hut8Mining.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the timing and completion (if at all) of a Stalking Horse Bid, the timing and completion (if at all) of a proposed sale and investment solicitation process, the timing of the proceedings in respect of the Receiver and the expected resolution of litigation claims between Hut 8 and certain Validus Entities.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

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SOURCE Hut 8 Mining Corp

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%CIK: 0001731805

For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8.io; Hut 8 Media Relations: Erin Dermer, erin.dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 06:45e 11-AUG-23